mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

Brian Fields
Accounting Group Interpretations	March 3, 2010
Office of the Chief Accountant
US Securities and Exchange Commission
100 F. Street N.W. Mail Stop 7561
Washington, D.C. 20549

Re: mPhase Technologies, Inc.(the “Company”)

Dear Mr. Fields:

Pursuant to our telephone conversations with the Staff of the Commission this week and our conversation Wednesday, the Company has performed a “materiality” analysis with respect to appropriate amendments to our current financial statements with respect to the liability adjustments the Staff has determined are required under EITF 00-19.

We have expanded our analysis to qualitative factors as enumerated in the literature you provided Wednesday afternoon, including SAB 99. During the expansion of our analysis we reviewed the corresponding literature through the date of the issuance of our financial statements and the date of our Auditor’s report as enumerated in AU Section 560. We are enclosing such analysis for your information and comment.

In the opinion of the Company, the only periods between December 31, 2007 and December 31, 2009 that may have required an amendment to our financials with respect to the issues discussed with the Staff surrounding its Convertible Debentures under EITF 00-19, was our Form 10K for the fiscal year ended June 30, 2008 and our Form10Q the quarter ended March 31, 2008; as we discussed in our preliminary evaluation provided Wednesday afternoon. Our expanded analysis has resulted in the conclusion that:

1.For quantitative and qualitative reasons summarized on potential error evaluation form for the period ended March 31, 2008 our analysis (attached herein) indicates that the $66, 650 potential liability for the 1-14-08 warrant IS NOT MATERIAL INDIVIDUALLY OR WHEN EVALUATED IN CONJUCTION WITH OTHER POTENTIAL ADJUSTMENTS.

2. For quantitative and qualitative reasons summarized on potential error evaluation form for the period ended June 30, 2008 our analysis (attached herein) indicates that the $168,935 potential liability when estimated on a simple basis at the report date for the all the warrants, as revised by adjusting estimates for the warrant liability for information available through the date of issuance. The Company’s filing was on September 30, 2008 and the Auditor’s report was September 29, 2008. In reviewing material estimates, the September 29, 2008 date is the subsequent event date used by the Company for adjusting the value of a material estimate as described in AU 560, paragraphs 2 and 3; (the material estimate being the recording for the first time the potential liability for the warrants under paragraph 19 et-al under EITF 00-19). Paragraph 3 states “.03 The first type consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.” WHEN EVALUATED IN CONJUCTION WITH OTHER POTENTIAL ADJUSTMENTS THE AMOUNT OF THE POTENTIAL FUTURE LIABILITY FOR THE WARRANTS UNDER PARAGRAPH 19 ET-AL UNDER EITF 00- 19 IS IMMATERIAL, THE PREVAILING REASONING IS THAT IT WOULD BE SELF REVERSING BELOW A MATERIAL LEVEL IN THE FIRST SUBSEQUENT QUARTER AFTER RECORDING SUCH LIABILITY.

3.In reviewing information available through issuance of the financial statements other than the stock price; including known conversions of the Golden Gate agreement; and for adjusting for ASR 268 and staff topic 14 factors relevant to our circumstances; the adjusted values of the liabilities and the derivative is immaterial when either: -A) known information is applied to our estimate; or -B) actual information is applied by the date the financial statements are re-issued.

Please advise if you disagree with our analysis. We are immediately amending our Form 10K for the fiscal year ended June 30, 2008 for the attached footnote if considered necessary; and will await your review and comments, if any, with respect to any other materiality issues.

We will continue to work with corporate finance with respect to other comments they have given us regarding our Form 10K dated June 30, 2009.and Form 10Q dated September 30, 2009 and with respect to our Preliminary Proxy for our Annual Meeting for the fiscal Year ended June 30, 2008.

If you have any questions or comments, please contact myself at 917-324-0354. Thank you for the considerable time you have given this matter and your assistance.

Very truly yours,

Edward Suozzo